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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-06114	June 8, 2007

2. State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:

American Performance Funds

4. Address of principal executive office (number, street, city, state, zip code):

Citi Fund Services

3435 Stelzer Road, Columbus, Ohio 43219-8001

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Independent Registered Public Accounting Firm

To the Trustees of

The Hirtle Callaghan Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Value Equity Portfolio and Growth Equity Portfolio (the “Portfolios”) of The Hirtle Callaghan Trust and the assertion of State Street Bank & Trust, custodian and sub-advisor, (collectively “Management’s Assertions”) about the Portfolios’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 8, 2007. Management is responsible for the Portfolios’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Portfolios’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolios’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 8, 2007, and with respect to agreement of security purchases and sales, for the period from March 23, 2007 (the date of our last examination), through June 8, 2007:

•	Confirmation of all securities held by the Depository Trust Company in book entry form, without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•	Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

•	Agreement of fifteen security purchases and fifteen security sales or maturities since our last report from the books and records of the Portfolios to broker confirmations; and

•	Confirmation of all open futures contracts and underlying collateral with brokers/banks.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios’ compliance with specified requirements.

In our opinion, management’s assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 8, 2007 with respect to securities reflected in the investment account of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Trustees, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Columbus, Ohio

August 30, 2007

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of The Hirtle Callaghan Trust’s Value Equity Portfolio and Growth Equity Portfolio (the “Portfolios”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 8, 2007, and from March 23, 2007 through June 8, 2007.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 8, 2007, and from March 23, 2007 through June 8, 2007, with respect to securities reflected in the investment account of the Portfolios.

The Hirtle Callaghan Trust